July 30, 2024

Patrick Fullem

Office of Manufacturing

Division of Corporation Finance

Re:	Enviro.Farm Systems Inc.
Offering Statement on Form 1-AA
Filed July 15, 2024
File No. 024-12397

Mr. Fullem:

Please see below for responses to the Division’s letter dated July 25, 2024, regarding the above captioned matter. All questions have been addressed in Amendment No. 3 to the Offering Statement on Form 1-A, filed July 30, 2024 (“Amendment”), as further herein detailed.

1.

We note your revisions in response to prior comment one. This risk factor discloses the location of the exclusive forum as state or federal courts located in Plymouth County, Massachusetts, but section 8(o) of Exhibit 4.1 refers only to actions or proceeding, including arbitrations, in that county. It does not state clearly that state or federal courts are the forums. Please revise the exhibit for consistency with this risk factor and to state explicitly that the provision applies to Securities Act claims. Please also tell us, with a view toward disclosure, what federal courts are located in Plymouth County, such that they would be included as an appropriate forum.

We have deleted the forum selection clause within the subscription agreement and the related disclosure in the 1-A.

2.	Please file an updated auditors’ consent in the next amendment, as we note the current consent is dated May 30, 2024.

We have included an updated auditors’ consent in Exhibit 11.1.

We appreciate your time and attention in this matter.

Sincerely,

/s/ Dodson Robinette PLLC